Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex: Cimfran 610 823 F

RECEIVED
2005 JUL 14 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EXEMPTION NUMBER FILE N° 82.3336

05009696

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

SUPPL

Paris la Défense,
June 13rd , 2005

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

PROCESSED
JUL 18 2005
THOMSON FINANCIAL

Press information :

- June 13rd 2005

Sincerely yours.

Finance Department Manager

F. MOREAU

dlw 7/14

Press release

Ciments Français
Italcementi Group

LETTER OF INTENT FOR THE ACQUISITION OF ASEC CEMENT COMPANY IN EGYPT

Paris, June 13, 2005 – According to a Letter of Intent signed with Citadel Capital, an Egyptian investment fund, the Italcementi Group has obtained a 60-day period of exclusivity to draw up a Share Purchase Agreement to acquire the Citadel's controlling stake in ASEC Cement share capital. The operation is notably subject to a due diligence process.
ASEC Cement Company is the 5th largest cement player in Egypt with an annual production capacity of around 4 million tons of clinker. The company, which is 68% controlled by ASEC Group, is listed on the Cairo and Alexandria Stock Exchange with a market capitalisation of around USD 550 million.

====

ASEC Cement is the fifth largest cement producer and second largest cement exporter in Egypt. It has two manufacturing facilities in Helwan and El Minya, producing respectively grey and white cements. In 2004, it reported consolidated net sales of EGP 871 million, and EBITDA of EGP 351 million with approximately 1,670 employees. ASEC Cement has an 8.4% market share on its domestic market and mainly exports to Africa, the Gulf region and Europe.

Italcementi Group is one of the primary cement producers worldwide and the leading player in the Mediterranean basin with a consolidated production capacity of some 70 million tons and net sales of 4,527 million euro in 2004.
In Egypt Italcementi Group controls Suez Cement, the country's largest cement producer, with a market share of more than 22%. The Suez Cement group has three production facilities (Suez, Quattamiah and Tourah), all equipped with state of the art kilns, for a total capacity of approximately 8 million metric tons for the domestic market and for export.

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Defense cedex
Tel : +33(0)1 42 91 75 00
Fax : + 33(0)1 42 91 77 20

Investors Relations :
Tel : +33(0)1 42 91 76 76
Media Relations :

Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex: Cimfran 610 823 F

EXEMPTION NUMBER FILE N° 82.3336

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
June 13rd, 2005

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press Information :

- June 13rd 2005

Sincerely yours.

Finance Department Manager

F. Mo

F. MOREAU

Personal copy : Miss Sandra FOLSON

Press release

Ciments Français
Italcementi Group

LETTER OF INTENT FOR THE ACQUISITION OF ASEC CEMENT COMPANY IN EGYPT

Paris, June 13, 2005 – According to a Letter of Intent signed with Citadel Capital, an Egyptian investment fund, the Italcementi Group has obtained a 60-day period of exclusivity to draw up a Share Purchase Agreement to acquire the Citadel's controlling stake in ASEC Cement share capital. The operation is notably subject to a due diligence process.
ASEC Cement Company is the 5th largest cement player in Egypt with an annual production capacity of around 4 million tons of clinker. The company, which is 68% controlled by ASEC Group, is listed on the Cairo and Alexandria Stock Exchange with a market capitalisation of around USD 550 million.

====

ASEC Cement is the fifth largest cement producer and second largest cement exporter in Egypt. It has two manufacturing facilities in Helwan and El Minya, producing respectively grey and white cements. In 2004, it reported consolidated net sales of EGP 871 million, and EBITDA of EGP 351 million with approximately 1,670 employees. ASEC Cement has an 8.4% market share on its domestic market and mainly exports to Africa, the Gulf region and Europe.

Italcementi Group is one of the primary cement producers worldwide and the leading player in the Mediterranean basin with a consolidated production capacity of some 70 million tons and net sales of 4,527 million euro in 2004.
In Egypt Italcementi Group controls Suez Cement, the country's largest cement producer, with a market share of more than 22%. The Suez Cement group has three production facilities (Suez, Quattamiah and Tourah), all equipped with state of the art kilns, for a total capacity of approximately 8 million metric tons for the domestic market and for export.

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Defense cedex
Tel : +33(0)1 42 91 75 00
Fax : + 33(0)1 42 91 77 20

Investors Relations :
Tel : +33(0)1 42 91 76 76
Media Relations :
Tel : +33(0)1 42 91 75 20